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MAR 01 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65705

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (mm/dd/yy) AND ENDING **12/31/12** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Growth Capital Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

582 Market Street, Suite 300
(No. and Street)

San Francisco	**California**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Dunn **(415) 655-1646**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Brian Dunn**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Growth Capital Services, Inc.**, as of **December 31, 2012**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

State of California County of SAN FRANCISCO)ss.
On 2-28-2013 before me R.A. DRUECKER, Notary Public, personally appeared BRIAN DUNN, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct. WITNESS my hand and official seal.

Notary Public

Signature

Director
Title

R. A. DRUECKER
Commission # 2004171
Notary Public - California
Alameda County
My Comm. Expires Feb 13, 2017

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Growth Capital Services, Inc.

Annual Audit Report

December 31, 2012

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Growth Capital Services, Inc.

Annual Audit Report

December 31, 2012

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Growth Capital Services, Inc.

December 31, 2012

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Stockholder
Growth Capital Services, Inc.
San Francisco, California

Report on the Financial Statements
We have audited the accompanying statement of financial condition of , (the "Company") as of December 31, 2012, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

February 22, 2013

Growth Capital Services, Inc.

Statement of Financial Condition

December 31, 2012

Assets		
Cash and cash equivalents	$	106,454
Accounts receivable		9,420
Prepaid expenses and other assets		1,056
Property and equipment, net of $540 accumulated depreciation		2,700
Total Assets	$	119,630
Liabilities and Stockholder's Equity		
Accounts payable and accrued liabilities	$	19,307
Deferred revenue		40,000
Total Liabilities		59,307
Stockholder's Equity		
Common stock ($0.0001 par value; 10,000,000 shares authorized; 7,505,348 shares issued and outstanding)		751
Additional paid in capital		380,496
Accumulated deficit		(320,924)
Total Stockholder's Equity		60,323
Total Liabilities and Stockholder's Equity	$	119,630

See independent auditor's report and accompanying notes.

Growth Capital Services, Inc.

Statement of Income (Loss)

For the Year Ended December 31, 2012

Revenue		
Commission revenue	$	6,856,211
Membership fees		310,206
Consulting fees		24,480
Other income		8,241
Total Revenue		7,199,138
Operating Expenses		
Commission expense		6,503,425
Consultants		258,621
Compensation		159,288
Professional fees		102,235
Rent		12,672
Travel		6,510
General and administrative		187,107
Total Expenses		7,229,858
Income Before Income Taxes		(30,720)
Income taxes		800
Net Income (Loss)	$	(31,520)

See independent auditor's report and accompanying notes.

Growth Capital Services, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2012

	Common Stock	Additional Paid in Capital	Accumuated Deficit	Total
December 31, 2011	$ 751	$ 380,496	$ (289,404)	$ 91,843
Net income (loss)	-	-	(31,520)	(31,520)
December 31, 2012	$ 751	$ 380,496	$ (320,924)	$ 60,323

See independent auditor's report and accompanying notes.

Growth Capital Services, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2012

Cash Flows from Operating Activities		
Net income (loss)	$	(31,520)
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
(Increase) decrease in:		
Accounts receivable		(6,175)
Increase (decrease) in:		
Commissions payable		(697,276)
Accounts payable and accrued liabilities		(30,193)
Deferred revenue		8,250
Net Cash Used by Operating Activities		(756,914)
Cash Flows from Investing Activities		
Purchases of property and equipment		(573)
Net Cash Used by Investing Activities		(573)
Net Decrease in Cash and Cash Equivalents		(757,487)
Cash and cash equivalents at beginning of year		863,941
Cash and Cash Equivalents at End of Year	$	106,454

See independent auditor's report and accompanying notes.

Growth Capital Services, Inc.

Notes to the Financial Statements

December 31, 2012

1. Organization

Growth Capital Services, Inc. the (Company) was incorporated in California on November 1, 2000, as ProgressiveTrade Securities, Inc. In January 2005, the Company changed its name to Aquillian Investments, Inc. In January 2007, the Company changed its name to Growth Capital Services, Inc. The Company operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, specializing in the private placement of securities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Commissions Payable
The Company pays commissions to its registered representatives as a percentage of revenue earned. Commission expense and the payable are recorded when services are provided and the corresponding revenue is recorded.

Furniture and Equipment
Furniture and equipment is carried at cost. Depreciation is calculated using the straight-line method over the estimated useful life (5 to 7 years) of the asset.

Revenue Recognition
Revenues include securities commissions and membership fees paid by the Company's independent representatives for services rendered. Revenue is recognized when services are provided per the terms of the agreements. Deferred revenue represents the portion of revenue which relates to future periods covered by the Company's agreements.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Growth Capital Services, Inc.

Notes to the Financial Statements

December 31, 2012

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes
The Company files a federal income tax return and a California state income tax return and measures its deferred tax assets and liabilities using the tax rates applicable to those income tax returns. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company files a federal and a California state income tax return and measures its deferred tax assets and liabilities using the tax rates applicable to those income tax returns. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. The Company is no longer subject to examinations by major tax jurisdictions for years before 2008.

3. Lease Commitments

The future minimum annual lease payments under a non-cancellable lease for the Company's office space, which expires on December 31, 2013, is $13,728.

4. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2012, the Company's net capital was $47,147, which exceeded the requirement by $42,147.

5. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods.

The Company's total deferred tax assets as of December 31, 2012 are as follows:

Federal	$ 50,009
State	7,123
Subtotal	57,132
Valuation Allowance	(57,132)
Net deferred taxes	$ -

Growth Capital Services, Inc.

Notes to the Financial Statements

December 31, 2012

5. Income Taxes (continued)

Deferred tax assets and liabilities are primarily the result of federal and state net operating loss ("NOL") carryforwards. As of December 31, 2012, the Company had federal NOL carryforwards of $330,891 and state NOL carryforwards of $92,293 that may be used to offset future taxable income. Of these federal carryforwards, $71,456 expire in 2022 and $259,435 expire at various times between 2023 and 2032. Of these state carryforwards, $38,672 expire in 2029 and $53,621 expire at various times between 2031 and 2032.

A valuation allowance of $57,132 has been established for those deferred tax assets that will more likely than not be unrealized. This is an increase of $57,132 from the prior year's valuation allowance. There is no current year provision for federal income tax and a $800 income tax provision for state taxes. The Company is no longer subject to federal tax examinations by tax authorities for years before 2009 and state tax examinations by tax authorities for years before 2008.

6. Subsequent Events

The Company has evaluated subsequent events through February 22, 2013, the date which the financial statements were available to be issued.



SUPPLEMENTAL INFORMATION

Growth Capital Services, Inc.
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2012

Net Capital		
Total stockholder's equity	$	60,323
Less: Non-allowable assets		
Accounts receivable		9,420
Prepaid expenses and other assets		1,056
Property and equipment, net		2,700
Total non-allowable assets		13,176
Net Capital		47,147
Net minimum capital requirement of 6 2/3 % of aggregate indebtedness of $59,307 or $5,000 whichever is greater		5,000
Excess Net Capital	$	42,147

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2012)

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2012	$	53,503
Increase in non-allowable assets		(6,356)
Net Capital Per Above Computation	$	47,147

There were no material differences noted in the Company's net capital computation at December 31, 2012.

See independent auditor's report and accompanying notes.

Growth Capital Services, Inc.
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2012

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended December 31, 2012

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Stockholder
Growth Capital Services, Inc.
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Growth Capital Services, Inc. (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company for the year ended December 31, 2012, and this report does not affect our report thereon dated February 22, 2013.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

S F W ... + Associates

February 22, 2013

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Stockholder
Growth Capital Services, Inc.
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Growth Capital Services, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

E Wintter + Associates

February 22, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065705 FINRA DEC
GROWTH CAPITAL SERVICES INC 10*10
ATTN: BRIAN DUNN
582 MARKET ST STE 300
SAN FRANCISCO CA 94104-5304

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 17,133

B. Less payment made with SIPC-6 filed (exclude interest) (13,241)
7/31/2012
Date Paid

C. Less prior overpayment applied (N/A)

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,892

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,892

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Growth Capital Services
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 13 day of February, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2012**
and ending **12/31/2012**

Item No. | | **Eliminate cents**
---|---
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 7,199,138

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	345,895
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		
Total deductions		345,895
2d. SIPC Net Operating Revenues		$ 6,853,243
2e. General Assessment @ .0025		$ 17,133

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